GMAC RFC

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QS10
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information	
4. Interest Summary	**Closing Date:** 08/31/2007
5. Other Income Detail	**First Distribution Date:** 09/25/2007
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 11/20/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts _(Not Applicable)_	**Distribution Date:** 11/26/2007
8. Collateral Summary	**Record Date:**
9. Repurchase Information	Book-Entry: 10/31/2007
10. Loan Status Report (Delinquencies)	Definitive: 10/31/2007
11. Deal Delinquencies (30 Day Buckets)	
12. Loss Mitigation and Servicing Modifications	**Trustee:** Deutsche Bank Trust Company Americas
13. Losses and Recoveries	**Main Telephone:** 714-247-6000
14. Credit Enhancement Report	**GMAC-RFC**
15. Distribution Percentages	**Bond Administrator:** Ryan Huddleston
16. Overcollateralization Summary _(Not Applicable)_	**Telephone:** 818-260-1444
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts _(Not Applicable)_	**Pool(s):** 40554,40567
18. Performance Tests	
19. Lender Paid Mortgage Insurance _(Not Applicable)_	
20. Comments	

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS10

November 26, 2007

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74924DAA7	367,145,000.00	363,270,944.48	6.50000000	1,105,755.54	1,967,717.62	3,073,473.16	0.00	0.00	0.00	362,165,188.94
A-2	74924DAB5	33,117,842.00	32,768,387.81	6.50000000	99,743.25	177,495.43	277,238.68	0.00	0.00	0.00	32,668,644.56
A-P	74924DAH2	3,248,911.09	2,914,630.93	0.00000000	1,711.75	0.00	1,711.75	0.00	0.00	0.00	2,912,919.18
A-V	74924DAJ8	435,758,536.87 [1]	431,144,762.67 [1]	0.53820914	0.00	193,371.71	193,371.71	0.00	0.00	0.00	429,923,617.77 [1]
R	74924DAK5	100.00	0.00	6.50000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	74924DAL3	16,995,000.00	16,965,600.28	6.50000000	7,343.86	91,897.00	99,240.86	0.00	0.00	0.00	16,958,256.42
M-2	74924DAM1	3,921,800.00	3,915,015.66	6.50000000	1,694.68	21,206.33	22,901.01	0.00	0.00	0.00	3,913,320.98
M-3	74924DAN9	2,178,800.00	2,175,030.88	6.50000000	941.50	11,781.42	12,722.92	0.00	0.00	0.00	2,174,089.38
B-1	74924DAQ2	3,050,300.00	3,045,023.27	6.50000000	1,318.09	16,493.88	17,811.97	0.00	0.00	0.00	3,043,705.18
B-2	74924DAR0	2,832,400.00	2,827,500.22	6.50000000	1,223.93	15,315.63	16,539.56	0.00	0.00	0.00	2,826,276.29
B-3	74924DAS8	3,268,283.78	3,262,629.13	6.50000000	1,412.28	17,672.57	19,084.85	0.00	0.00	0.00	3,261,216.85
P	74924DAP4	100.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**435,758,536.87**	**431,144,762.66**		**1,221,144.88**	**2,512,951.59**	**3,734,096.47**	**0.00**	**0.00**	**0.00**	**429,923,617.78**

[1].Notional Balance

Section 1 reports only the Offered and Non-Offered Certificates
not designated as Exchanged Certificates. Payments on
Certificates in Section 1 do not reflect any Exchanges that may
have been made on the Exchangeable Certificates.

GMAC RFC

Residential Accredit Loans Inc, 2007-QS10
November 26, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74924DAA7	989.44815939	3.01176794	5.35951087	8.37127881	0.00000000	0.00000000	986.43639145
A-2	74924DAB5	989.44815939	3.01176780	5.35951074	8.37127854	0.00000000	0.00000000	986.43639160
A-P	74924DAH2	897.11009297	0.52686883	0.00000000	0.52686883	0.00000000	0.00000000	896.58322413
A-V	74924DAJ8	989.41208534	0.00000000	0.44375886	0.44375886	0.00000000	0.00000000	986.60974231
R	74924DAK5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	74924DAL3	998.27009591	0.43211886	5.40729626	5.83941512	0.00000000	0.00000000	997.83797705
M-2	74924DAM1	998.27009536	0.43211791	5.40729512	5.83941302	0.00000000	0.00000000	997.83797746
M-3	74924DAN9	998.27009363	0.43211860	5.40729760	5.83941619	0.00000000	0.00000000	997.83797503
B-1	74924DAQ2	998.27009474	0.43211815	5.40729764	5.83941580	0.00000000	0.00000000	997.83797659
B-2	74924DAR0	998.27009603	0.43211764	5.40729770	5.83941534	0.00000000	0.00000000	997.83797839
B-3	74924DAS8	998.26984118	0.43211670	5.40729361	5.83941031	0.00000000	0.00000000	997.83772448
P	74924DAP4	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
A-3	74924DAC3	986.76256374	3.77830633	5.34496388	9.12327020	0.00000000	0.00000000	982.98425741
A-4	74924DAD1	1,000.00000000	0.00000000	5.41666656	5.41666656	0.00000000	0.00000000	1,000.00000000
A-5	74924AAE9	1,000.00000000	0.00000000	5.41666671	5.41666671	0.00000000	0.00000000	1,000.00000000
A-6	74924DAF6	989.44815939	3.01176795	4.59474990	7.60651785	0.00000000	0.00000000	986.43639145
A-7	74924DAG4	989.44815938	3.01176788	10.33045717	13.34222505	0.00000000	0.00000000	986.43639150

Deal Factor :	98.73422502%

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS10

November 26, 2007

3. Component Level Reporting

Component	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance
A-3	292,659,050.00	288,784,994.48	6.50000000	1,105,755.54	1,564,252.05	2,670,007.59	0.00	0.00	0.00	287,679,238.94
A-4	37,771,450.00	37,771,450.00	6.50000000	0.00	204,595.35	204,595.35	0.00	0.00	0.00	37,771,450.00
A-5	36,714,500.00	36,714,500.00	6.50000000	0.00	198,870.21	198,870.21	0.00	0.00	0.00	36,714,500.00
A-6	318,192,333.00	314,834,818.22	5.57250000	958,321.47	1,462,014.19	2,420,335.66	0.00	0.00	0.00	313,876,496.75
A-7	48,952,667.00	48,436,126.26	12.52875000	147,434.07	505,703.43	653,137.50	0.00	0.00	0.00	48,288,692.19
Class Totals:	734,290,000.00	726,541,888.96		2,211,511.08	3,935,435.23	6,146,946.31	0.00	0.00	0.00	724,330,377.88

Section 3 contains information pertaining only to Exchanged Certificates and does not represent the actual outstanding Certificates with respect to
Exchanges having occured.

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/01/2007	10/31/2007	30/360	363,270,944.48	6.50000000	1,967,717.62	0.00	0.00	0.00	0.00	1,967,717.62	0.00
A-2	10/01/2007	10/31/2007	30/360	32,768,387.81	6.50000000	177,495.43	0.00	0.00	0.00	0.00	177,495.43	0.00
A-V	10/01/2007	10/31/2007	30/360	431,144,762.67 [1]	0.53820914	193,371.71	0.00	0.00	0.00	0.00	193,371.71	0.00
M-1	10/01/2007	10/31/2007	30/360	16,965,600.28	6.50000000	91,897.00	0.00	0.00	0.00	0.00	91,897.00	0.00
M-2	10/01/2007	10/31/2007	30/360	3,915,015.66	6.50000000	21,206.33	0.00	0.00	0.00	0.00	21,206.33	0.00
M-3	10/01/2007	10/31/2007	30/360	2,175,030.88	6.50000000	11,781.42	0.00	0.00	0.00	0.00	11,781.42	0.00
B-1	10/01/2007	10/31/2007	30/360	3,045,023.27	6.50000000	16,493.88	0.00	0.00	0.00	0.00	16,493.88	0.00
B-2	10/01/2007	10/31/2007	30/360	2,827,500.22	6.50000000	15,315.63	0.00	0.00	0.00	0.00	15,315.63	0.00
B-3	10/01/2007	10/31/2007	30/360	3,262,629.13	6.50000000	17,672.57	0.00	0.00	0.00	0.00	17,672.57	0.00
A-3	10/01/2007	10/31/2007	30/360	288,784,994.48	6.50000000	1,564,252.05	0.00	0.00	0.00	0.00	1,564,252.05	0.00
A-4	10/01/2007	10/31/2007	30/360	37,771,450.00	6.50000000	204,595.35	0.00	0.00	0.00	0.00	204,595.35	0.00
A-5	10/01/2007	10/31/2007	30/360	36,714,500.00	6.50000000	198,870.21	0.00	0.00	0.00	0.00	198,870.21	0.00
A-6	10/25/2007	11/24/2007	30/360	314,834,818.22	5.57250000	1,462,014.19	0.00	0.00	0.00	0.00	1,462,014.19	0.00
A-7	10/25/2007	11/24/2007	30/360	48,436,126.26	12.52875000	505,703.43	0.00	0.00	0.00	0.00	505,703.43	0.00
Deal Totals				**1,154,772,020.69**		**6,448,386.82**	**0.00**	**0.00**	**0.00**	**0.00**	**6,448,386.82**	**0.00**

1.Notional Balance

GMAC RFC

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.87250000	A-6, A-7

Section 4 contains information pertaining to both Exchanged and
Non-Exchanged Certificates, the balances of which may have been
affected by an Exchange. The information reported in Section 4 does
not represent the actual status of Exchanges.

5. Other Income Detail

Class	Prepayment Charges		
P	0.00		
Deal Totals	**0.00**		

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
	(1)	(2)	(3)			Subservicer	Master Servicer	Subservicer	Master Servicer		
Deal Totals	**1,187.54**	**1,187.54**	**0.00**	**0**	**0.00**	**92,095.33**	**0.00**	**105,809.46**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	Count	1,636	1,621	N/A	263	5	0	0	0	1,616
	Balance/Amount	435,435,248.19	431,144,762.67	186,883.24	109,732.04	924,529.62	N/A	0.00	0.00	429,923,617.77

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	7.25061032	7.24985404	358.23	355.78	6.99426775	6.99349630	6.99426775	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.84%	4.49%			4.49%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS10
November 26, 2007

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,573	414,424,533.61	0	0.00	0	0.00	0	0.00	0.00	1,573	414,424,533.61
30 days	31	10,846,229.57	1	228,000.00	0	0.00	0	0.00	0.00	32	11,074,229.57
60 days	7	2,266,021.17	0	0.00	0	0.00	0	0.00	0.00	7	2,266,021.17
90 days	4	2,158,833.42	0	0.00	0	0.00	0	0.00	0.00	4	2,158,833.42
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,615	429,695,617.77	1	228,000.00	0	0.00	0	0.00	0.00	1,616	429,923,617.77
Current	97.34%	96.39%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	97.34%	96.39%
30 days	1.92%	2.52%	0.06%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	1.98%	2.58%
60 days	0.43%	0.53%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.43%	0.53%
90 days	0.25%	0.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.25%	0.50%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	99.94%	99.95%	0.06%	0.05%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS10
November 26, 2007

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	32 / 1.98%	11,074,229.57 / 2.58%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	7 / 0.43%	2,266,021.17 / 0.53%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	4 / 0.25%	2,158,833.42 / 0.50%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

GMAC RFC

12. Loss Mitigation and Servicing Modifications

Deal Totals	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

Deal Totals	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

GMAC RFC

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_{n})]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**4,357,585.00**	**10,130,985.00**	**175,782.00**

14. Credit Enhancement Report

Reserve Accounts

Description	Source	Beginning Balance	DEPOSITS Investment Earnings	DEPOSITS Other Deposits	WITHDRAWALS Draws	WITHDRAWALS Releases	Ending Balance
Prefunding Acct	Deutsche Bank	0.00	0.00	0.00	0.00	0.00	0.00
Capitalized Int	Deutsche Bank	0.00	0.00	0.00	0.00	0.00	0.00
Class P Reserve Account		0.00	0.00	0.00	0.00	0.00	0.00

GMAC RFC

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	92.48282709%	100.00000000%

	Ending Percentage
M-1	3.96179508%
M-2	0.91423171%
M-3	0.50791169%
Class M Total:	5.38393848%
B-1	0.71107170%
B-2	0.66027587%
B-3	0.76188687%
Class B Total:	2.13323444%

Ending Percentage uses Beginning Certificate Principal Balance

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False
M-2, M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-2 Prepayment Distribution Trigger	False

GMAC RFC

M-3, B-1, B-2, B-3 BegBal/PoolBal	
Class M-3 Prepayment Distribution Trigger	False
B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
B-2, B-3 BegBal/PoolBal	
Class B-2 Prepayment Distribution Trigger	False
B-3 BegBal/PoolBal	
Class B-3 Prepayment Distribution Trigger	False

20. Comments

Comments: The Determination Date for the 11/26/2007 Distribution is 11/21/2007

Credit Support Depletion Date has not occured

Certain Classes of Exchanged Certificates have multiple possible outstanding balances determined by the Combination method opted for by the investor. These Certificates are designated with an additional suffix to the class name that pertains to the Combination that is exercisable in obtaining the noted Certificate.

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Residential Accredit Loans, Inc. 2007-QS10
November 26, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,734,096.50
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	0.00
Total Deposits	3,734,096.50

Uses of Funds	Amount
Transfer to Certificate Account	3,734,096.47
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	0.00
Derivative Payment	0.00
Total Withdrawals	3,734,096.47
Ending Balance	0.00